Filed Pursuant to Rule 424(b)(3) and (c)

File Number 333-201771

Prospectus Supplement No. 2 to Prospectus dated August 17, 2015

4,448,624 Shares of Common Stock of

EVANS BREWING COMPANY INC.

_____________________________________________

This Prospectus Supplement No. 2 supplements the Prospectus of Evans Brewing Company Inc. (“EBC”) dated August 17, 2015 (the “Prospectus”), which was part of the joint registration statement/proxy statement relating to the proposed purchase by EBC of the assets (the “Asset Purchase Transaction”) of Bayhawk Ales, Inc. (“Bayhawk”), as well as the proposed offer to exchange shares of EBC common stock (the “Exchange Offer”) for shares of Bayhawk common stock tendered in connection with the Exchange Offer. This Prospectus Supplement No. 2 should be read in conjunction with the Prospectus and Prospectus Supplement No. 1, and is qualified by reference to the Prospectus except to the extent that the information in this Prospectus Supplement No. 2 supersedes the information contained in the Prospectus or Prospectus Supplement No. 1.

This Prospectus Supplement No. 2 includes financial statements and notes of Bayhawk Ales, Inc. (“Bayhawk”), for the quarter ended June 30, 2015, as well as the Management’s Discussion and Analysis of the financial statements, provided by Bayhawk in connection with the proposed Asset Purchase Transaction referenced above and described in more detail in the Prospectus.

EBC’s common stock does not yet trade on any exchange or trading facility.

The purchase of our stock involves a high degree of risk. See “Risk Factors” beginning on page 3 of our Prospectus for a discussion of factors you should carefully consider before purchasing the shares offered by the Prospectus.

_____________________________________________

Neither the Securities and Exchange Commission nor any state securities commission has approved or disproved of these securities or determined of the accuracy or adequacy of this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 2 is August 24, 2015.

Bayhawk Ales, Inc.

FINANCIAL STATEMENTS

For the Six Months Ended June 30, 2015

Bayhawk Ales, Inc.

Financial Statements

For the Six Months Ended June 30, 2015

TABLE OF CONTENTS

Page(s)

FINANCIAL STATEMENTS

Condensed Unaudited Balance Sheets	1

Condensed Unaudited Statements of Operations	2

Condensed Unaudited Statements of Cash Flows	3

Notes to Condensed Unaudited Financial Statements	4 - 12

BAYHAWK ALES, INC.
CONDENSED UNAUDITED BALANCE SHEETS

	(Unaudited)
	June 30,	December 31,
	2015	2014
ASSETS
Current Assets
Cash	$223,466	$306,665
Accounts receivable, net	435,195	279,824
Inventory. net	203,818	213,143
Prepaid taxes	6,430	6,430
Insurance claim receivable	-	300,000

Total Current Assets	868,909	1,106,062
Fixed Assets
Property, plant and equipment, net	488,269	177,591
Other Assets
Deposits	135,500	221,000
Deferred tax assets	8,750	87,942
Total Other Assets	144,250	308,942

Total Assets	$1,501,428	$1,592,595

LIABILITIES AND STOCKHOLDERS' DEFICIT

Current Liabilities
Accounts payable	36,825	245,724
Accrued liabilities	24,238	23,591
Refundable deposits	152,076	120,613
Current deferred tax liability	8,750	87,942
Capital lease payable, current portion	-	26,670
Auto loan – current portion	4,672	-
Notes payable - current portion	75,199	7,941
Total Current Liabilities	301,760	512,481

Long Term Liabilities
Auto loan – long term	8,955	-
Notes payable - long term	144,131	-
Total Long - Term Liabilities	153,086	-

Total Liabilities	454,846	512,481

Stockholders' Equity
Common Stock, $0.001 par value;10,000,000 shares authorized;4,448,624 shares and 4,448,624 shares issued and outstanding as of June 30, 2015 and December 31, 2014, respectively	4,449	4,449
Additional paid in capital	2,072,693	2,072,693
Accumulated deficit	(1,030,560)	(997,028)
Total Stockholders' Equity	1,046,582	1,080,114
Total Liabilities and Stockholders' Equity	$1,501,428	$1,592,595

The accompanying notes are an integral part of these unaudited financial statements.

1

BAYHAWK ALES, INC
CONDENSED STATEMENTS OF OPERATIONS
(Unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2015	2014	2015	2014
Income
Sales, net	$581,399	$706,676	$1,103,220	$1,160,603
Cost of Goods Sold
Cost of materials	331,852	187,204	574,559	240,566
Cost of Labor	34,415	64,814	70,651	127,641
Indirect costs	102,527	120,241	219,505	237,543
Total Cost of Goods Sold	468,794	372,259	864,715	605,750

Gross Profit	112,605	334,417	238,505	554,853

General and Administrative Expenses	48,484	74,002	178,460	113,813
Selling Expenses	70,598	73,953	101,393	118,288
Income(Loss) from Operations	(6,477)	186,462	(41,348)	322,752
Other Income (Expense):
Interest expense	(953)	-	(953)	-
Other income (expense)	11,060	(27,605)	9,019	(13,872)
Total other income (expenses)	10,107	(27,605)	8,066	(13,872)

Net Income (loss) before income taxes	3,630	158,857	(33,282)	308,880

Income taxes	250	12,597	250	20,122

Net Income (Loss)	$3,380	$146,260	$(33,532)	$288,758

Earnings (loss) per share; Basic	$0.001	$0.08	$(0.008)	$0.16

Weighted average number of shares outstanding	4,448,624	1,846,968	4,448,624	1,846,968

The accompanying notes are an integral part of these unaudited financial statements.

2

BAYHAWK ALES, INC
STATEMENTS OF CASH FLOWS
(Unaudited)

	Six Months Ended
	June 30,
	2015	2014
Cash Flows from Operating Activities:
Net Income (Loss)	$(33,532)	$288,758
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	45,016	91,998
Changes in Operating Assets and Liabilities:
Accounts receivable	(193,931)	(105,481)
Prepaid- deposits	85,500	(500)
Inventory	9,325	(64,658)
Insurance claim receivable	300,000	-
Deferred taxes	-	7,944
Accounts payable	(208,899)	(223,923)
Accrued liabilities	647	159,718
Refundable deposits	70,023	(109,074)
Net Cash Provided by Operating Activities	74,149	44,782

Cash Flows from Investing Activities:
Cash acquired during acquisition of Evans Brewing Co	-	37,094
Purchase of property plant and equipment	(355,694)	(121,839)
Net Cash Used in Investing Activities	(355,694)	(84,745)

Cash Flows from Financing Activities:
Payments on notes payable	-	(19,046)
Proceeds from note payable	225,016	-
Payments on capital lease financing	(26,670)	(80,010)
Net Cash Used in Financing Activities	198,346	(99,056)

Net Increase (Decrease) in Cash	(83,199)	(139,019)
Cash at Beginning of Period	306,665	412,162
Cash at End of Period	$223,466	$273,143

Supplemental Disclosures of cash flow information:

Cash paid during the period for:
Interest	$953	$349
Income taxes	$250	$800
Non-cash investing and financing activities:
Stock issued for acquisition of Evans Brewing Company (CA)	$-	$229,662

The accompanying notes are an integral part of these unaudited financial statements.

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Bayhawk Ales, Inc.

Notes to Condensed Unaudited Financial Statements

1. NATURE OF OPERATIONS

Bayhawk Ales, Inc. (“Bayhawk”) (a Delaware Corporation), produces and sells craft beer in the Western United States. Bayhawk was incorporated in the state of Delaware in 1994. During the year ended December 31, 2014, Bayhawk acquired the assets and liabilities of Evans Brewing Company, a California corporation (“Evans Brewing California”). Evans Brewing California is a producer and distributor of craft beer. See Note 11.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") as promulgated in the United States of America.

Going Concern

The Company's financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The Company has an accumulated deficit of $1,030,560. The financial statements do not include any adjustment relating to recoverability and classification of recorded amounts of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

The Company's continued existence is dependent upon its ability to continue to execute its operating plan and to obtain additional debt or equity financing. There can be no assurance the necessary debt or equity financing will be available, or will be available on terms acceptable to the Company.

Cash

All highly liquid investments with a remaining maturity of three months or less when purchased are considered to be cash equivalents. As of June 30, 2015 and December 31, 2014, there were no cash equivalents.

Accounts Receivable

Accounts receivable are customer obligations due under normal trade terms. Bayhawk performs continuing credit evaluations of customers and allowances are maintained for potential credit losses. Bayhawk determined that an allowance for doubtful accounts of $11,966 at June 30, 2015 and December 31, 2014 to be appropriate.

Inventories

Inventories are valued at the lower of cost or market. Bayhawk regularly reviews its inventories for the presence of obsolete product attributed to age, seasonality, and quality and reduces its cost basis when its review indicates a reduction in utility below the inventory's carrying value. Inventories consisted of the following at June 30, 2015 and December 31, 2014:

	June 30, 2015	December 31, 2014
Raw materials	$39,756	$44,336
Work in process	13,313	48,781
Finished Product	167,249	132,942
Keg inventory	-	3,584
Less: reserve for obsolete inventory	(16,500)	(16,500)

Total Inventory	$203,818	$213,143

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Insurance Claim Receivable

During the year ended December 31, 2014, a fire in Bayhawk’s brewery occurred resulting in a short-term stoppage in operations, lost profits, and direct repair expenses.  Bayhawk is insured for these losses and has estimated an insurance claim receivable earned as of December 31, 2014 of $300,000. Bayhawk received a payment of $25,000 from its insurance carrier as an advance on the insurance claim during the year ended December 31, 2014. During the six ended June 30, 2015, Bayhawk also received $312,404 which was applied to the claim receivable leaving a surplus of $12,404 which was included in Other Income on the financials.

Deposits

Bayhawk has fully refundable deposits related to a can deposit with a third-party that cans its product. As of June 30, 2015, the deposit total is $135,000. During the fiscal year ended December 31, 2014, Bayhawk had a fully refundable deposit on keg leases along with a can deposit with a third-party that cans its products and the deposit total was $221,000. During the quarter ended June 30, 2015, Bayhawk purchased the kegs and is no longer leasing them.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed by using the straight-line method over the estimated useful lives:

Building improvements	20 years
Leasehold improvements	10 years
Brewery equipment	3 - 20 years
Keg assets	20 years
Furniture and fixtures	5 years
Vehicles	5 years

Bayhawk capitalizes significant capital expenditures. Ordinary maintenance and repairs are charged to operations as expenses when incurred. When assets are sold or retired, the costs and related accumulated depreciation and amortization are removed from the accounts, and any resulting gain or loss is included in the income. Depreciation expense includes the depreciation of assets held under capital leases. Total depreciation expense for the six months ended June 30, 2015, and June 30, 2014, was $45,016 and $91,998, respectively.

Impairment of long-lived assets

Bayhawk evaluates its long-lived assets by measuring the carrying amount of the asset against the estimated undiscounted future cash flows associated with them. At the time such evaluations indicate that the future undiscounted cash flows of certain long lived assets are not sufficient to recover the carrying value of such assets, the assets are adjusted to their fair values. No adjustment to the carrying value of the assets has been made.

Accounts Payable

Accounts payable consists of unpaid expenses incurred in the normal course of business.

5

Refundable deposits

Bayhawk distributes its draft beer in kegs that are owned by Bayhawk. When a draft beer is shipped to the customer, Bayhawk collects a refundable deposit and records a liability. Upon return of the keg, the deposit is refunded to the customer and the liability is reduced. As of June 30, 2015, and December 31 2014, Bayhawk has refundable deposits in the amount of $152,076 and $120,613, respectively. Bayhawk accounts for the loss, breakage, and deterioration of the kegs by crediting the customer’s deposits. The deposit approximates Bayhawk’s cost of the keg. Any additional cost incurred for the loss, breakage, or deterioration of the kegs is then billed to the customer. Management periodically reviews its refundable deposits for any loss allowance on loss, breakage, or deterioration and has determined that no allowance was is necessary as of June 30, 2015, and December 31, 2014.

Lease Accounting

Bayhawk's leases are accounted for under the provisions of FASB ASC 840, Leases. Minimum base rent for operating leases, which generally have escalating rentals over the terms of the leases, are recorded on a straight-line basis over the initial lease term and those renewal periods that are reasonably assured. Bayhawk leased equipment under capital leases that expired in February of 2015. Bayhawk purchased the equipment under lease during the quarter ended June 30, 2015. The assets and liabilities under capital leases are recorded at the lower of the present value of the minimum lease payments or the fair value of the assets. The assets are amortized over the lower of their related lease terms or their estimated productive lives. Amortization of assets under capital leases is included in depreciation expense for June 30, 2015, and December 31, 2014.

Revenue Recognition

Revenue from product sales, net of sales and excise taxes, are recognized when the products are picked up by individual customers or shipped to wholesale customers. The following criteria are met before revenue is recognized: persuasive evidence of an arrangement exists, shipment of product pickup has occurred, selling price is fixed or determinable and collection is reasonably assured. Product returns are allowed, but are rare according to historical records for past years. Bayhawk continuously monitors and evaluates product returns. There is no allowance for product returns as of June 30, 2015, and December 31, 2014.

Sales Tax

Bayhawk excludes from its sales all sales taxes assessed to its customers. Sales taxes assessed are recorded as accrued liabilities on the balance sheet until remitted to the state agencies.

Excise Tax

The federal government levies excise taxes on the sale of alcoholic beverages, including beer. For brewers producing fewer than two million barrels of beer per calendar year, the federal excise tax is $7 per barrel on the first 60,000 barrels of beer removed for consumption or sale during the calendar year. The state of California imposes excise taxes on the sale and distribution of beer at a rate of $0.20 per gallon. Excise taxes due to federal and state agencies are not collected from customers. For the six months ended June 30, 2015, and June 30, 2014, excise taxes amounted to approximately $44,158 and 57,125, respectively, which is treated as a reduction in revenue.

6

Shipping and Handling Costs

Shipping and handling costs associated with delivery of products to customers are included in cost of sales in the accompanying statement of loss.

Uncertain Tax Positions

Bayhawk utilizes the asset and liability method of accounting for income taxes in accordance with the provisions of the “Expenses – Income Taxes Topic” of the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”). Under the asset and liability method, deferred income tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. A valuation allowance is provided when it is more likely than not that some portion or all of the deferred income tax assets will not be realized. Bayhawk considers certain tax planning strategies in its assessment as to the recoverability of its tax assets. Deferred income tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in earnings in the period that the tax rate changes. Bayhawk recognizes, in its financial statements, the impact of a tax position, if that position is more likely than not to be sustained on audit, based on technical merits of the position. There are no material unrecognized tax positions in the financial statements.

Bayhawk accounts for uncertain tax positions in accordance with FASB ASC 740 (formerly Financial Accounting Standards Boards Interpretation No. 48, Accounting for Uncertainty in Income Taxes – An interpretation of FASB Statement No. 109). ASC 740 prescribes a recognition threshold and measurement process for financial statement recognition of uncertain tax positions taken or expected to be taken in a tax return. The interpretation also provides guidance on recognition, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Bayhawk adopted the provisions of ASC 740 and there was no impact on total liabilities or stockholder's equity as a result of the adoption of ASC 740.

For federal tax purposes, Bayhawk's 2011 through 2013 tax years remain open for examination by the tax authorities under normal three-year statute of limitations. Generally, for state tax purposes, Bayhawk's 2010 through 2013 tax years remain open for examination by the tax authorities under a four-year statute of limitations.

Fair Value Measurements

The carrying amounts of our cash and cash equivalents, accounts receivable, accounts payable and other current assets and liabilities approximate fair value as recorded due to the short-term nature of these instruments. In addition, the carrying amounts of our deposits, approximate fair value. Based on current market rates for similar instruments, the fair value of capital lease payable is presented in Note 4, "Capital Lease Payable".

ASC 825-10 (formerly Statement of Financial Accounting Standards ("SFAS") 107, "Disclosures about Fair Value of Financial Instruments") defines financial instruments and requires disclosures of the fair value of financial instruments held by Bayhawk. Bayhawk considers the carrying amount of cash, accounts receivable, other receivables, accounts payable and accrued liabilities, to approximate their fair values because of the short period of time between the origination of such instruments and their expected realization.

Bayhawk also analyzes all financial instruments with features of both liabilities and equity under ASC 480-10 (formerly SFAS 150, "Accounting for Certain Financial Characteristics of Both Liabilities and Equity"), ASC 815-10 (formerly SFAS 133, "Accounting for Derivative Instruments and Hedging Activities") and ASC 815-40 (formerly EITF 00-19, "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock").

7

Bayhawk adopted ASC 820-10 (formerly SFAS 157," Fair Value Measurements") which defines fair value, establishes a three-level valuation hierarchy for disclosures of fair value measurements and enhances disclosure requirements for fair value measures. The three levels are defines as follows:

-	Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets;
-	Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liabilities, either directly or indirectly, for substantially the full term of the financial instruments; and
-	Level 3 inputs to the valuation methodology are unobservable and significant to the fair value.

As of June 30, 2015, and December 31, 2014, the carrying value of cash, accounts receivables, accounts payable, refundable deposits and notes payable approximate their fair values due to their short term maturities.

Stock-Based Compensation

The accounting for transactions in which Bayhawk receives employee services in exchange for common shares of Bayhawk are accounted for using a fair value based method with a recognition of an expense for compensation cost related to share based payment arrangements.

Net Income (Loss) Per Share

Basic net income (loss) per share is calculated by dividing net income by the weighted average number of common shares outstanding during the period. Diluted net income (loss) per share is calculated in a manner consistent with basic net income (loss) per share except that the weighted average number of common shares outstanding also includes the dilutive effect of stock options outstanding (using the treasury stock method).

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts of accounts receivable, inventory allowance, deferred taxes, and accrued liabilities, reported in the financial statements and accompanying notes. Actual results could differ from those estimates

3. PROPERTY AND EQUIPMENT

Property and equipment consist of the following at June 30, 2015 and December 31, 2014:

	June 30, 2015	December 31, 2014

Buildings	$236,267	$236,267
Leasehold improvements	7,951	7,951
Brewery equipment	483,686	482,488
Furniture and fixtures	3,978	3,978
Keg asset	311,598	-
Lease keg asset	-	480,060
Vehicles	54,898	12,000

Property and Equipment - cost	1,098,378	1,222,744

Accumulated depreciation	(610,109)	(1,045,153)

Property plant and equipment, net	$488,269	$177,591

After the capital lease agreement expired in February of 2015, the leased keg assets had been fully depreciated over the lease term. Bayhawk renegotiated with the vendor and purchased the kegs for $311,598 for cash. This amount reflects the remaining value of the kegs and Bayhawk will amortize the $311,598 over the next 20 years which is the remaining economic life of the kegs.

8

4. CAPITAL LEASE PAYABLE

Capital lease payable consists of the following at June 30, 2015 and December 31, 2014:

	June 30, 2015	December 31, 2014
Capital lease payable for the acquisition of 4,300 kegs with monthly obligations of $13,335 from March 2012 through February 2015. Bayhawk purchased the kegs during the six months ended June 30, 2015, and no longer has a lease obligation.	$-	$26,670

Current portion	-	(26,670)

Long-term portion	$-	$-

The equipment held through capital lease agreements at June 30, 2015, and December 31, 2014 are as follows:

	June 30, 2015	December 31, 2014
Costs included in brewing equipment	$-	$480,060
Less: accumulated depreciation	-	(453,390)

Net book value	$-	$26,670

5. NOTE PAYABLE

Note payable balance as of June 30, 2015, is $219,330, with $75,199 being the current obligation and $144,131 being the long term obligation. The balance as of December 31, 2014 was $7,941 which was paid during the current quarter. The breakdown of the notes is as follows:

	June 30, 2015	December 31, 2014
Note payable for the acquisition of certain tangible and intangible assets of Pig's Eye Brewery with monthly obligations of $7,941 from September 15, 2013 through January 15, 2015. The balance of the note was paid in the quarter ended June 30, 2015.	$-	$7,941

Note payable for the acquisition of 4300 kegs with the monthly principal obligation of $6,267	$219,330	$-

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6. STOCKHOLDERS' EQUITY

Bayhawk has 10,000,000 shares of common stock authorized at a par value of $0.001. On March 31, 2014, Bayhawk acquired substantially all of the assets and liabilities of Evans Brewing Company, Inc. (“Evans Brewing California”) for an aggregate purchase price of $229,662. The purchase price for the assets and liabilities transferred was determined to be the fair market value thereof. Bayhawk issued 3,374,189 common shares pursuant to a business combination with Evans Brewing California for an aggregate purchase price of $229,662 measured at the fair value of the net assets acquired (see Note 12).

During the year ended December 31, 2014, Bayhawk issued 68,703 common shares of common stock in connection with stock based compensation to directors and employees with a fair value of $0.48 cents per share. No shares were issued during the six months ended June 30, 2015.

7. EARNINGS PER SHARE

Basic net income (loss) per share was computed using the weighted-average number of shares of common stock outstanding during the period. The following summarized the earnings per share:

	June 30, 2015	June 30, 2014
Weighted average number of shares	4,448,624	1,846,968

Net income (loss)	$(33,532)	$288,759

Net income (loss) per share	$(0.008)	$0.16

8. INCOME TAXES

Deferred income taxes are provided for the temporary differences between the carrying values of Bayhawk's assets and liabilities for financial reporting purposes and their corresponding income tax basis. The temporary differences give rise to either a deferred tax asset or liability in the consolidated financial statements, which is computed by applying current statutory tax rates to taxable and deductible temporary differences based upon the classification (i.e. current or non-current) of the asset or liability in the consolidated financial statements which relates to the particular temporary difference. Deferred taxes related to differences which are not attributable to a specific asset or liability are classified in accordance with the future period in which they are expected to reverse and be recognized for income tax purposes. The long-term deferred tax assets are fully valued as of June 30, 2015 and December 31, 2014.

As of June 30, 2015 and December 31, 2014, the components of Bayhawk's deferred tax assets and liabilities primarily consist of temporary differences attributable to differing methods of depreciation, insurance claim receivables, net operating losses, allowances for obsolete inventory, and reserves for bad debt.

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9. COMMITMENTS AND CONTINGENCIES

Operating Leases

Bayhawk operates out of three buildings in Irvine, California and Santa Ana, California under non-cancelable leases expiring between July 31, 2016 and January 31, 2019.

Total lease expense paid during the six months ended June 30, 2015 and the year ended December 31, 2014, was $20,511 and $85,676, respectively.

Minimum future lease payments are as follows:

2015	$61,497
2016	33,889
2017	33,889
2018	33,889
2019	2,824

$165,988

Notes payable commitment:

Bayhawk purchased 4300 kegs that it had previously leased on a note payable with City National Bank.

Minimum future payments for keg assets note is as follows:

2015	$37,599
2016	75,199
2017	75,199
2018	31,333

$219,330

Bayhawk purchased a truck for the business that was financed through an auto loan with Ford Motors financing.

Minimum future payments for the auto loan is as follows:

2015	$2,336
2016	4,672
2017	4,672
2018	1,947

$13,627

Litigation

Bayhawk may be subject to legal proceedings and claims which arise in the ordinary course of business. In the opinion of management the ultimate outcome of the claims and litigation, if any, will not have a material adverse effect on Bayhawk’s financial position.

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10. CONCENTRATIONS

Cash

Bayhawk maintains cash balances at financial institutions insured by the Federal Deposit Insurance Corporation (FDIC). The FDIC insures cash balances up to $250,000 per institution. As of June 30, 2015, Bayhawk had no uninsured balances as its deposits are separated across financial institutions.

Accounts Receivable

At June 30, 2015, three customers accounted for approximately 46%, 12%, and 8%, respectively, of Bayhawk’s accounts receivable. At December 31, 2014, three customers accounted for approximately 26%, 20%, and 12%, respectively, of Bayhawk's accounts receivable.

Accounts Payable

At June 30, 2015, two vendors accounted for approximately 78%, and 22%, respectively, of Bayhawk’s accounts payable. At December 31, 2014, three vendors accounted for approximately 47%, 22% and 13%, respectively, of Bayhawk's accounts payable. For the six months ended June 30, 2015, two vendors accounted for approximately 85% and 15% of total purchases. For the year ended December 31, 2014, two vendors accounted for approximately 71% and 24% of total purchases.

Sales

For the six months ended June 30, 2015, three customers accounted for approximately 33%, 23%, and 15%, respectively, of Bayhawk’s sales. For the six months ended June 30, 2014, three customers accounted for approximately 53%, 15%, and 11%, respectively, of Bayhawk's sales.

11. BUSINESS COMBINATION

On March 31, 2014, Bayhawk acquired substantially all of the assets and liabilities of Evans Brewing Company, Inc., a California corporation (“Evans Brewing California”) for an aggregate purchase price of $229,662. The purchase price for the assets and liabilities transferred was determined to be the fair market value thereof.  The purchase was made with issuance of 3,374,189 shares of Bayhawk's common stock. The acquisition of assets is intended to assist Bayhawk in expanding its brands, customer base, and expertise in the craft beer market. As part of the combination, Bayhawk employs one of the shareholders of Evans Brewing California as Bayhawk’s President.

The following summarizes the fair value of the identifiable and tangible assets and liabilities acquired in consideration:

Cash	$37,094
Accounts Receivable	73,484
Inventory	226,648
Other Current Assets	135,000
Property and Equipment	12,000
Total identifiable assets	484,226

Accounts Payable	$96,548
Accrued Liabilities	158,016
Total identifiable liabilities	254,564

Total consideration	$229,662

12. SUBSEQUENT EVENTS

Subsequent events have been evaluated through August 24, 2015, which is the date the financial statements were available to be issued.

Subsequent to the period ending June 30, 2015, the joint Registration Statement/Proxy Statement on Form S-4, which includes an asset purchase and share exchange proposal between Bayhawk Ales, Inc. and Evans Brewing Company, Inc., a Delaware corporation (“EBC”), filed by Bayhawk and EBC with the Securities and Exchange Commission went effective on August 10, 2015, at 9:00 am PDT.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

Overview

The following discussion and analysis of the results of operations and financial condition of Bayhawk Ales, Inc. (“Bayhawk”) should be read in conjunction with the Selected Combined Financial Data, Bayhawk’s financial statements, and the notes to those financial statements that are included elsewhere in this Prospectus Supplement No. 2 to the registration statement/proxy statement on Form S-4.

Company Background

As noted above, Bayhawk was formed in February 1994 for the purpose of developing and operating one or more breweries in California for the production of high quality, hand-crafted ales for sale in bottle and draft. Bayhawk built a 17-barrel showcase brewery (the "Southern California Brewery") in a leased building in the McCormick & Schmick’s Seafood Restaurant in Irvine, California.

Bayhawk has continued to operate at the Southern California Brewery location throughout its history. In September 2014, there was a fire at the Southern California Brewery location that resulted in damage to the production facility such that Bayhawk was unable to produce any product for approximately two months. Repairs to the facility were completed by November 17, 2014, but the first batch of beer was not ready for sale for another two weeks. The total cost to repair the fire damage was $102,512 and the projected loss in profits from sales during the repair period is $240,482. This along with inventory of $62,960 that was lost because of the fire brought the total loss to Bayhawk to $405,954. Bayhawk’s insurance company has already approved payment for the loss of profits of $240,482 and the loss of inventory of $62,960 less a co-insurance deduction of $19,386. As of the date of this registration statement/proxy statement, Bayhawk was awaiting insurance company approval on the $102,512 for property and equipment repairs, but Bayhawk management is cautiously confident that this amount will be paid as well. If this amount is approved, the total insurance payment will be approximately $396,000. Bayhawk has, subsequent to December 31, 2014, received three payments totaling $312,405 for full payment of the business interruption insurance and inventory loss plus part of the property and equipment claim. The Company is still pursuing several additional items that it feels are still due.

As of the year ended December 31, 2014, Bayhawk received a payment of $25,000 from the insurance company and accrued a $300,000 receivable in addition to this. The $300,000 amount was based on a conservative estimate of what Bayhawk could receive on its claim.  Payments to date have exceeded the claim receivable by $12,405 with more to come if the items are paid that the Company is still pursuing.

On October 15, 2014, Bayhawk entered into an Asset Purchase and Share Exchange Agreement with Evans Brewing Company, Inc., a Delaware corporation (“EBC”). Subsequently, on August 6, 2015, Bayhawk and EBC entered into the Amended and Restated Asset Purchase and Share Exchange Agreement (the “Agreement”). Pursuant to the Agreement, Bayhawk will sell to EBC, and EBC will purchase from Bayhawk, all of the assets of Bayhawk, including but not limited to: (A) all assets, including personal property, intellectual property, inventory, selected distribution contracts, websites, documents, and all other assets however delineated relating to the Bayhawk Ales labels; and (B) all assets, including personal property, intellectual property, inventory, contracts, websites, documents, and all other assets however delineated relating to the Evans Brands, and (C) 100% of the stock in Evans Brewing Company Inc. (CA) (“Evans Brewing California”) which has the brewers license at City Brewery in Lacrosse, WI (where all of the EBC brands will be brewed)(collectively, the “Transferred Assets”). (By way of information, the “Evans Brands” include the former assets of Pig’s Eye Brewing Company, including its original beers, lagers and ales (“Pig’s Eye Brands”), as well as Evans Lager Original, Evans Lager Black, Evans Lager Light, Bad Kat Ice, and Dead Presidents.) Additionally, pursuant to the terms and conditions set forth in the Agreement, EBC agrees to assume all of the liabilities of Bayhawk (the “Assumed Liabilities”). Collectively, the purchase of the Transferred Assets and the assumption of the Assumed Liabilities by EBC are referred to in this Agreement as the “Asset Purchase Transaction.” EBC and Bayhawk agreed, and provided in the Agreement, that the Asset Purchase Transaction must be approved by the holders of a majority of the Independent Shares (i.e. shares not held by Bayhawk’s majority shareholder, The Michael J. Rapport Trust, or by Evan Rapport, who is an officer of EBC and the son of Michael Rapport) that actually vote on the Asset Purchase Transaction proposal.

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If the holders of the Independent Shares approve the Asset Purchase Transaction, EBC will offer to exchange one share of EBC common stock for each one (1) share of Bayhawk common stock, in a share exchange transaction (the “Share Exchange”), pursuant to which Bayhawk will become a subsidiary of EBC, following which, EBC management anticipates that Bayhawk would have no ongoing business operations, and that EBC would be the operating entity going forward. The Asset Purchase Transaction and the Share Exchange are discussed in more detail below in the sections “The Asset Purchase Transaction” and “The Share Exchange.”

The transaction will be accounted for as a business combination under common control, a method similar to the pooling-of-interest method ("Pooling-of-Interest") as the Company and Bayhawk are both under common control by our majority shareholder prior to the share exchange.

The following tables set forth key components of Bayhawk’s results of operations for the periods indicated. The discussion following the table is based on these results.

Bayhawk Ales, Inc.	Three Months Ended	Three Months Ended	Six Months Ended	Six Months Ended
Statement of Operations	30-June-15	30-June-14	30-June-15	30-June-14

Revenue	$581,399	$706,676	$1,103,220	$1,160,603
Cost of Goods Sold	468,794	372,259	864,714	605,750
Gross Margin	112,605	334,417	238,505	554,853
Less
General & Administrative	48,484	74,002	178,460	113,813

Selling Expense	70,598	73,953	101,393	118,288

Income (Loss) from Operations	(6,477)	186,462	(41,348)	322,752
Other Income (Expense)	10,107	(27,605)	8,066	(13,872)
Net Income (Loss) Before Taxes	3,630	158,857	(33,282)	308,880
Income Tax- Provision (Credit)	250	12,597	250	20,122

Net Profit (Loss)	$3,380	$146,260	$(33,532)	$288,758

Results of operations for the three months ended June 30, 2015, and June 30, 2014 and the six months ended June 30, 2015 and June 30, 2014.

Revenue:

Sales for the three months ended June 30, 2015, were $581,399 compared to $706,676 for the three months ended June 30, 2014. Sales for the six months ended June 30, 2015, were $1,103,220 compared to $1,160,603 for the six months ended June 30, 2014. Management believes that sales are down for the three and six months ended June 30, 2015, due to the fact that Bayhawk lost customers resulting from the fire that shut the brewery down for three months in September 2015. Management does expect sales to recover though in the coming months, although there can be no guarantee on the timing of such recovery.

Cost of Goods Sold:

For the quarter ended June 30, 2015 Bayhawk is reporting Cost of Goods Sold of $468,793, which is 80% of sales reported for the quarter, compared to Cost of Goods Sold of $372,259, which is 53% of sales reported for the quarter ended June 30, 2014. The increase in Cost of Goods Sold for quarter ended June 30, 2015, compared to the quarter ended June 30, 2014, is due to the addition of Evans Brewing California starting from the second quarter of 2014. Bayhawk is reporting Cost of Goods Sold of $864,714, which is 78% of sales for the six month period ended June 30, 2015, compared to Cost of Goods Sold of $605,750, which is 52% of sales for the six month period ended June 30, 2014. The increase in Cost of Goods Sold for six months ended June 30, 2015 compared to six months ended June 30, 2014, is again due to the addition of Evans Brewing California. The increase in Cost of Goods Sold as a percent of sales for this year compared to last is due to the addition of Evans Brewing California as well. Bayhawk brews the beers and ales that are sold to others, and Evans Brewing California buys the beers that it sells from others. As such, the Cost of Goods Sold for the sales for Evans Brewing California cost more per unit of sale.

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Gross Margins:

The Gross Margins for the quarter ended June 30, 2015, were $112,605 compared to $334,417 for the quarter ended June 30, 2014. The Gross Margins for the six months ended June 30, 2015, were $238,505 compared to $554,853 for the six months ended June 30, 2014. Management believes that gross margins are down for the three and six months ended June 30, 2015, due to the increase in costs of product sold by the Evans Brewing California part of the business. The brewery producing the product for Evans Brewing California has increased its cost but Evans Brewing California has not increased its sales price in a corresponding manner. Bayhawk management is evaluating the market at the present time and may adjust its prices sometime later this year.

Operating Expenses:

Bayhawk’s General & Administrative expenses for Bayhawk for the quarter ended June 30, 2015, were $48,484 compared to $74,002 for the quarter ended June 30, 2014. Bayhawk’s General & Administrative expenses for Bayhawk for the six months ended June 30, 2015, were $178,460 compared to $113,813 for the six months ended June 30, 2014. Much of the increase for the period ending June 30, 2015, was due to the professional fees incurred due to the acquisition of Evans Brewing California and the preparation for the proposed Asset Purchase Transaction with EBC.

Bayhawk incurred selling expense of $70,598 for the quarter ended June 30, 2015, compared to $73,953 for the quarter ended June 30, 2014. Bayhawk incurred selling expense of $101,393 for the six months ended June 30, 2015, compared to $118,288 for the six months ended June 30, 2014. The decrease in selling expense for the period ended June 30, 2015, was due to a decrease in advertising and a decrease in the distribution of marketing materials in an effort to decrease costs.

Landry’s Lease; Office and Mill Leases

In January 1994, Bayhawk’s prior parent entity, Willamette Valley, Inc. Microbreweries Across America (“WVI”) entered into a lease of an approximately 2,000 square foot leased facility adjacent to the McCormick & Schmick's Seafood Restaurant in Irvine, California. The lease for the brewery location originally was set to expire in January 2010, and included the right to renew the lease for two additional terms of five years each. The location includes a 17-barrel brewhouse and has a current annual production capacity of 10,000 barrels. Due to space limitations, the annual production capacity of the brewery cannot be increased beyond 10,000 barrels.

In May 1994, WVI assigned the lease to Bayhawk (under its prior name of Orange County Brewing Company). Bayhawk has exercised both of the existing extensions, extending the lease through January 31, 2019.

Bayhawk’s lease payments for the brewery location are $2,824 per month.

Bawyhawk also leases office/storage space property and a grain milling facility near the brewery location, in Santa Ana, California. Bayhawk leases office and storage space under a renewed lease that is set to expire on July 31, 2016.. Monthly payments for the office space are $2,367 per month, and the office space is approximately 2,415 square feet. The lease for the grain milling facility also expires on July 31, 2015, unless extended, and the lease payments are $1,577 per month. The grain milling facility lease is for an area consisting of approximately 1,610 square feet.

Income/Loss from Operations:

The Loss from operations was $6,477 for the quarter ended June 30, 2015, compared to income from operations of $186,462 for the quarter ended June 30, 2014. Loss from operations was $41,348 for the six months ended June 30, 2015, compared to a gain of $322,752 for the six months ended June 30, 2014.

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Other Income/Expenses:

Bayhawk recorded Other Income of $10,107 for the quarter ended June 30, 2015, compared to Other Expense of $27,605 for the period ended June 30, 2014. Bayhawk recorded Other Income of $8,066 for the six months ended June 30, 2015, compared to Other Expense of $13,872 for the six months ended June 30, 2014.

Net Income (Loss):

Net Income from operations for the quarter ended June 30, 2015, was $3,630, compared to Income of $158,857 for the quarter ended June 30, 2014. Net Loss from operations for the six months ended June 30, 2015, was $33,282 compared to Income of $308,880 for the six months ended June 30, 2014.

Income Tax

Bayhawk has recorded income tax of $250 for the quarter ended June 30, 2015, leaving net Income for the period of $3,380, compared to recording a provision for income tax of $12,597 for the quarter ended June 30, 2014, leaving a net profit of $146,260. Bayhawk has recorded income taxes of $250 for the six months ended June 30, 2015, leaving a Net Loss after tax of $33,532 compared to recording a tax provision of $20,122 for the six months ended June 30, 2014 leaving a net income after tax of $288,758.

LIQUIDITY AND CAPITAL RESOURCES

As of June 30, 2015, Bayhawk had current liabilities of $301,760 compared to $512,481 as of December 31, 2014. The decrease in net current liabilities for the current period is due mainly to decrease in accounts payable. Bayhawk’s balance of cash at June 30, 2015, was $223,466 compared to $306,665 for December 31, 2014. Continued operations will be funded from its current cash position and profits from operations.

The table below breaks down the current liabilities as of June 30, 2015:

Payments Due By Period

Contractual obligations	Total	Less than 1 year	1 – 3 years
Accounts payable	36,825	36,825
Accrued liabilities	24,238	24,238
Deferred tax liability	8,750	8,750
Refundable deposits	152,076	152,076
Total	221,889	221,889
Car loan	13,627	4,672	8,955
Note- purchase of kegs	219,330	75,199	144,131
Total cash needed	454,846	301,760	153,086
Cash Provided by:
Cash	223,466	223,466	203,815
Accounts receivable	435,195	435,195
Total funds provided	658,661	658,661
Net cash position	203,815	356,901	50,729

Operational Activities

Bayhawk had cash provided in operating activities of $74,149 in the quarter ended June 30, 2015, and $44,782 for the quarter ended June 30, 2014. Bayhawk’s primary uses of cash have been for working capital, professional support, and marketing expenses. All cash received has been expended in the furtherance of growing future operations.

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Investing Activities

Bayhawk had cash used in investing activities of $355,694 for the quarter ended June 30, 2015, and $84,745 for the quarter ended June 30, 2014. The invested amounts were for the purchase of equipment.

Financing Activities

Bayhawk had cash used in financing activities of $198,346 in the quarter ended June 30, 2015, compared cash used in financing activities of $99,056 for the quarter ended June 30, 2014, which was used for Capital lease financing and payment of a note payable.

Impact of Inflation

If the Asset Purchase Transaction is not approved by the holders of the Independent Shares and EBC does not proceed with the Asset Purchase Transaction, Bayhawk’s business will have to absorb any inflationary increases in the costs of goods in the short-term, with the expectation that it will be able to pass inflationary increases on costs on to customers through price increases into the market, and as such management does not expect inflation to be a significant factor in our business.

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements between Bayhawk and any other entity that have, or are reasonably likely to have, a current or future effect on the financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to stockholders.

Critical Accounting Policies

The discussion and analysis of Bayhawk’s financial condition and results of operations are based upon Bayhawk’s financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). The preparation of these financial statements requires Bayhawk’s management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, Bayhawk’s management evaluates Bayhawk’s estimates based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Bayhawk’s Management believes that the application of these policies on a consistent basis enables Bayhawk to provide useful and reliable financial information about Bayhawk’s operating results and financial condition. Some of the critical accounting estimates are detailed below.

Critical Accounting Estimates and New Accounting Pronouncements

Critical Accounting Estimates

The preparation of financial statements in accordance with U.S GAAP requires management to make estimates and assumptions that affect reported amounts and related disclosures in the financial statements. Management considers an accounting estimate to be critical if:

●	it requires assumptions to be made that were uncertain at the time the estimate was made, and

●	changes in the estimate or different estimates that could have been selected could have a material impact on our results of operations or financial condition.

Bayhawk bases its estimates and judgments on our experience, our current knowledge, and our beliefs of what could occur in the future, our observation of trends in the industry, information provided by our customers and information available from other sources. Actual results may differ from these estimates under different assumptions or conditions. Bayhawk’s management has identified the following accounting policies and estimates as those that management believes are most critical to Bayhawk’s financial condition and results of operations and that require management’s most subjective and complex judgments in estimating the effect of inherent uncertainties: share-based compensation expense, income taxes, and derivative financial instruments.

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Inventories and Provision for Excess or Expired Inventory Inventories consist of raw materials, work in process, and finished goods. Raw materials, which principally consist of hops, other brewing materials and packaging, are stated at the lower of cost (first-in, first-out basis) or market value. The cost elements of work in process and finished goods inventory consist of raw materials and direct labor.

The provisions for excess or expired inventory are based on management's estimates of forecasted usage of inventories on hand and under contract. A significant change in the timing or level of demand for certain products as compared to forecasted amounts may result in recording additional provisions for excess or expired inventory in the future. Provisions for excess inventory are included in cost of goods sold and have historically been immaterial but adequate to provide for losses on its raw materials.

Inventories are valued at the lower of cost or market. Bayhawk regularly reviews its inventories for the presence of obsolete product attributed to age, seasonality, and quality and reduces its cost basis when its review indicates a reduction in utility below the inventory's carrying value.

Refundable Deposits on Kegs Bayhawk distributes its draft beer in kegs that are owned by Bayhawk. When a draft beer is shipped to the customer, Bayhawk collects a refundable deposit and records a liability. Upon return of the keg, the deposit is refunded to the customer and the liability is reduced. As of June 30, 2015 Bayhawk has refundable deposits in the amounts of $152,076. Bayhawk accounts for the loss, breakage, and deterioration of the kegs by crediting the customer’s deposits. The deposit approximates Bayhawk’s cost of the keg. Any additional cost incurred for the loss, breakage, or deterioration of the kegs is then billed to the customer. Management periodically reviews its refundable deposits for any loss allowance on loss, breakage, or deterioration and has determined that no allowance is necessary as of June 30, 2015.

Bayhawk has experienced some loss of kegs and anticipates that some loss will occur in future periods due to the volume of kegs handled by each wholesaler and retailer, the homogeneous nature of kegs owned by most brewers and the relatively small deposit collected for each keg when compared with its market value. Bayhawk believes that this is an industry-wide issue and that Bayhawk’s loss experience is not atypical. Bayhawk believes that the loss of kegs, after considering the forfeiture of related deposits, has not been material to the financial statements. Bayhawk uses internal records, records maintained by wholesalers, records maintained by other third party vendors and historical information to estimate the physical count of kegs held by wholesalers. These estimates affect the amount recorded as property, plant and equipment and current liabilities as of the date of the financial statements. The actual liability for refundable deposits could differ from these estimates.

Revenue Recognition Revenue from product sales, net of sales and excise taxes, are recognized when the products are picked up by individual customers or shipped to wholesale customers. The following criteria are met before revenue is recognized: persuasive evidence of an arrangement exists, shipment of product or pickup has occurred, selling price is fixed or determinable and collection is reasonably assured. Product returns are allowed, but are rare according to historical records for past years. Bayhawk continuously monitors and evaluates product returns. There was no allowance for product returns as of June 30, 2015.

Income Taxes. As part of the process of preparing the financial statements, Bayhawk will be required to estimate income taxes in each of the jurisdictions in which we operate. Management’s provision for income taxes is determined using the asset and liability approach to account for income taxes. A current liability is recorded for the estimated taxes payable for the current year. Deferred tax assets and liabilities are recorded for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the enacted tax rates in effect for the year in which the timing differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of changes in tax rates or tax laws are recognized in the provision for income taxes in the period that includes the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount more-likely-than-not to be realized. Changes in valuation allowances will flow through the statement of operations unless related to deferred tax assets that expire unutilized or are modified through translation, in which case both the deferred tax asset and related valuation allowance are similarly adjusted. Where a valuation allowance was established through purchase accounting for acquired deferred tax assets, any future change will be credited or charged to income tax expense.

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The determination of management’s provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. In the ordinary course of Bayhawk’s business, there are transactions and calculations for which the ultimate tax determination is uncertain. In spite of management’s belief that management has appropriate support for all the positions taken on Bayhawk’s tax returns, management acknowledges that certain positions may be successfully challenged by the taxing authorities. Management determines the tax benefits more likely than not to be recognized with respect to uncertain tax positions. Although management believes the recorded tax assets and liabilities are reasonable, tax laws and regulations are subject to interpretation and inherent uncertainty; therefore, our assessments can involve both a series of complex judgments about future events and rely on estimates and assumptions. Although management believes these estimates and assumptions are reasonable, the final determination could be materially different from that which is reflected in management’s provision for income taxes and recorded tax assets and liabilities.

New Accounting Pronouncements

In June 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-10, Development Stage Entities (Topic 915): Elimination of Certain Financial Reporting Requirements. ASU 2014-10 eliminates the distinction of a development stage entity and certain related disclosure requirements, including the elimination of inception-to-date information on the statements of operations, cash flows and stockholders' equity. The amendments in ASU 2014-10 will be effective prospectively for annual reporting periods beginning after December 15, 2014, and interim periods within those annual periods, however early adoption is permitted.Bayhawk adopted ASU 2014-10 during the quarter ended December 31, 2014, thereby no longer presenting or disclosing any information required by Topic 915.

Bayhawk has implemented all new accounting pronouncements that are in effect.  These pronouncements did not have any material impact on the financial statements unless otherwise disclosed, and Bayhawk’s management does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial position or results of operations.

Recent Events

Change in Officers and Directors

On December 11, 2013, at the annual meeting of the stockholders of Bayhawk Ales, Inc. the stockholders voted in seven new members to the Bayhawk Board of Directors. The seven new board members were Mike Rapport, Evan Rapport, Mark Lamb, Tom Jahnke, William Sharpe, David Pergl and Jean Thomas.

On May 23, 2014, four directors resigned and two new directors were appointed to take their place.

(a)	Resignation of Directors

On May 23, 2014, Dave Pergl, William Sharpe, Jean Thomas and Tom Jahnke resigned as members of Bayhawk’s Board of Directors. The resignations were not the result of any disagreement with Bayhawk on any matter relating to Bayhawk’s operations, policies or practices, but was due to lack of time needed to carry out the responsibilities required by their board positions.

(b)	Appointment of Directors and Officers

On May 23, 2014, the board appointed Roy Roberson and Joe Ryan as new member of the board. The list of Directors and Officers as of December 31, 2014, is as follows:

NAME	AGE	POSITION
Michael J. Rapport	58	President/CEO and Director
Evan Rapport	28	Vice President and Director
Mark Lamb	51	Director
Roy Roberson	53	Director
Joe Ryan	49	Director

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Off Balance Sheet Arrangements

As of June 31, 2015, Bayhawk had no material off-balance sheet arrangements.

In the ordinary course of business, Bayhawk enters into agreements with third parties that include indemnification provisions which, in the judgment of Bayhawk’s management, are normal and customary for companies in Bayhawk’s industry sector. These agreements are typically with business partners, and suppliers. Pursuant to these agreements, Bayhawk generally agrees to indemnify, hold harmless, and reimburse indemnified parties for losses suffered or incurred by the indemnified parties with respect to Bayhawk’s product candidates, use of such product candidates, or other actions taken or omitted by Bayhawk. The maximum potential amount of future payments Bayhawk could be required to make under these indemnification provisions is unlimited. Bayhawk has not incurred material costs to defend lawsuits or settle claims related to these indemnification provisions. As a result, the estimated fair value of liabilities relating to these provisions is minimal. Accordingly, Bayhawk has no liabilities recorded for these provisions as of June 30, 2015, or December 31, 2014.

In the normal course of business, Bayhawk may be confronted with issues or events that may result in a contingent liability. These generally relate to lawsuits, claims, environmental actions or the actions of various regulatory agencies. Bayhawk consults with counsel and other appropriate experts to assess the claim. If, in the opinion of Bayhaw’s management, Bayhawk has incurred a probable loss as set forth by U.S. GAAP, an estimate is made of the loss and the appropriate accounting entries are reflected in Bayhawk’s financial statements.

Effects of Inflation

During the periods for which financial information is presented, Bayhawk’s business and operations have not been materially affected by inflation.

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